Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization
1. Petrohawk Operating Company	Texas

2. P-H Energy, LLC	Texas

3. Petrohawk Holdings, LLC	Delaware

4. Petrohawk Properties, LP	Texas

5. Winwell Resources, Inc.	Louisiana

6. WSF, Inc.	Louisiana

7. KCS Resources, Inc.	Delaware

8. KCS Energy Services, Inc.	Delaware

9. One TEC, LLC	Texas

10. One TEC Operating, LLC	Texas